Exhibit 12.1

STAR GAS PARTNERS, L.P.

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES

(In Thousands of Dollars, Except Ratio)

	Year Ended September 30
	2010(1)	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$43,952	$73,441	$(12,842)	$41,304	$(53,442)
Add:
Interest expense	14,326	17,842	20,691	20,448	26,288
Debt issuance amortization	2,680	2,750	2,339	2,282	2,438
Interest component of rent expense (2)	4,426	5,278	4,626	4,418	4,458

	$65,384	$99,311	$14,814	$68,452	$(20,258)

Fixed charges:
Interest expense	$14,326	$17,842	$20,691	$20,448	$26,288
Debt issuance amortization	2,680	2,750	2,339	2,282	2,438
Interest component of rent expense (2)	4,426	5,278	4,626	4,418	4,458

	$21,432	$25,870	$27,656	$27,148	$33,184

Ratio(3)	3.1	3.8	*	2.5	*

(1)	The following computation for the year ended September 30, 2010, reflect, on a pro-forma basis, earnings available for fixed charges, fixed charges and resultant ratios. The computation give effect to the sale of the 8.875% Senior Notes.

(Amounts in 000’s, except ratio)

2010
Income as adjusted	$65,384
Fixed charges	$21,432
Pro-forma adjustments
Net increases in interest resulting from the substitution of proceeds from sale of the 8.875%
Senior Notes for the 10.25% Senior Notes	2,729

Pro-forma fixed charges	$24,161

Pro-forma ratio of earnings to fixed charges	2.71

(2)	One third of rent is the portion deemed representative of the interest component.
(3)	Ratio is less than 1:1. Deficiency is $12.8 million and $53.4 million for the fiscal years ended September 30, 2008 and 2006, respectively.